# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Willow Tree Capital Corp, CIK 0001944831
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 450 PARK AVENUE, 29TH FLOOR, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000950142-25-001003
Filed by CIK 0000938543

## Reporting persons
- HERSHEY TRUST CO TRUSTEE IN TRUST FOR MILTON HERSHEY SCHOOL: type of reporting person: corporation (CO); citizenship or place of organization: Pennsylvania (PA); sole voting power 2,228,681.04; shared voting power 0; sole dispositive power 2,228,681.04; shared dispositive power 0; aggregate amount beneficially owned 2,228,681.04 (10.9% of the class)

## Item 1. Issuer
Name of issuer: Willow Tree Capital Corp
Address of issuer's principal executive offices: 450 Park Avenue, 29th Floor, New York, NY 10022

## Item 2. Person Filing
Name of person filing: HERSHEY TRUST CO TRUSTEE IN TRUST FOR MILTON HERSHEY SCHOOL
Address of principal business office or, if none, residence: 100 Mansion Road East, Hershey, PA 17033
Citizenship: Pennsylvania

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row (9) of the Reporting Person's cover page.
Percent of class: 10.9%
Sole power to vote or to direct the vote: See Row (5) of the Reporting Person's cover page.
Shared power to vote or to direct the vote: See Row (6) of the Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Row (7) of the Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Row (8) of the Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- HERSHEY TRUST CO TRUSTEE IN TRUST FOR MILTON HERSHEY SCHOOL: /s/ Terry A. Davis, Terry A. Davis, VP Finance (11/14/2025)